UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                       March 6,
2020
  Douglas L. Dethy
  President
  D.C. Capital Advisors, Ltd.
  800 Third Avenue, 39th Floor
  New York, New York 10022

          Re:     Superior Industries International, Inc.
                  PRRN14A preliminary proxy statement filing made on Schedule
14A
                  Filed on March 5, 2020 by D.C. Capital Advisors, Ltd., et al. File No. 001-06615

  Dear Mr. Dethy,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond by amending the filing and/or by providing the requested information. After reviewing any amendment and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Amendment Number One to Preliminary Proxy Statement filed on Schedule 14A

  Letter to Stockholders

  1. The participants "believe the election of [their] nominee will be a catalyst to change the boardroom dynamics that have hampered SUP's progress." Given that it remains possible that the election of the nominee could adversely impact "boardroom dynamics" to the extent any opposition or resistance to the Board's policies or plans are enunciated, please qualify the cited representation that has been made to account for this possibility and to state exactly how a single director may not only improve boardroom dynamics but also inspire such improvement in the specific context cited. Alternatively, please delete the representation.
  We Are Concerned that the Board is Not Adequately Aligned with Common Stockholders, p. 14

  2. The participants believe the existing "independent directors lack a meaningful vested financial interest in the common shares of the Company." The participants also represent that "the Board needs to be refreshed with new, independent and objective perspectives, including the addition of a stockholder representative on the Board that is aligned with the common stockholders." Please revise to identify the specific misalignment, or remove the implication that the existing Board has misaligned interests. Given the participants' nominee owns 32,500 shares, please remove the impression that his addition to the Board would add a representative who holds a "meaningful vested financial interest in the common shares..."
 Douglas L. Dethy
D.C. Capital Advisors, Ltd.
March 6, 2020
Page 2

The Nominee, page 16

3. The disclosure indicates D.C. Capital believes the nominee "would be, an `independent director' within the meaning of (i) applicable New York Stock Exchange listing standards applicable to board composition..." Notwithstanding the participant's belief, disclosure elsewhere in the proxy statement and related letter to stockholders characterizes the nominee as already being "independent." Under the NYSE's listing standards, a director is not deemed to be independent unless the Board first determines, based on subjective criteria, that such director is independent. Accordingly, the participants should revise to remove the implication that a conclusion already has been reached. In addition, the participants should disclose that even if they believe that the Board is likely to determine that the nominee is independent under the NYSE listing standards, ultimately, the determination of such person's independence rests with the judgment and discretion of the Board.

Solicitation of Pries, page 22
4. The current disclosure omits any reference to any of the following additional participants as being involved in the solicitation of proxies from the Company's stockholders: D.C. Capital
   Advisors, D.C.R. Partners, Mr. Dethy, and Mr. Benvenuti. Further, Item 4(b)(2) of Schedule
   14A requires the disclosure of the class or classes of employees of any participant in the solicitation that will be involved in the solicitation of stockholders. The participants should disclose which class or classes of employees of the participants have been enlisted to conduct the solicitation, including the employees of D.C. Capital Partners, D.C. Capital Advisors, and
   D.C.R. Partners and the manner and nature of their employment for such purpose.
   Alternatively, notwithstanding the permissibility of not disclosing negative responses pursuant to Rule 14a-5(a), please confirm that no such persons will be soliciting any proxies.

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:    Elizabeth Gonzalez-Sussman, Esq.